Europa Trade Agency Ltd.                                     tel +1-604-801-6110
3715 West 14th Avenue                                        fax +1-604-801-6455
Vancouver, BC, Canada                                  www.europatradeagents.com
V6R 2W8
--------------------------------------------------------------------------------


November 29, 2004


United States Securities and Exchange Commission
Office of Small Business Operations
Division of Corporate Finance
Mail Stop 0308
450 5th Street N.W.
Washington, D.C. 20549

Attention:   H. Christopher Owings, Assistant Director

          Re:   Europa Trade Agency Ltd.
                ------------------------
                Registration Statement on Form SB-2/A
                -------------------------------------
                Commission File No. 333-118808
                ------------------------------
                Filed on November 17, 2004
                --------------------------

Dear Mr. Owings:

We write to advise you as follows.

     1. We will revise our Registration Statement to indicate that Kalamazoo is "a designer and builder the Harley-Davidson Barbecue" rather than "is the exclusive designer and builder". We will make corresponding changes elsewhere in the Registration Statement as necessary.

     2. In our letter to you dated November 16, 2004 we indicated that we are seeking to register certain shareholders' shares to enable them to dispose of their shares prior to expiration of the one year distribution compliance period. We wish to elaborate on our reasons for seeking to register certain shareholders' shares. We believe that registration would enable us to have access to additional capital for the expansion of our business. We believe that investment bankers will desire, in order to offer and sell shares of our common stock, an objective determination of its market price. Having prices quoted on the Over-The-Counter Bulletin Board electronic quotation service would provide such an objective determination. To participate in the quotation service there must be unrestricted shares of our common stock available for trading purposes.

          In summary, we believe that registering the shares specified in the Registration Statement and participating in the quotation service, in addition to enabling our shareholders to offer and sell their shares of our common stock in the United States prior to the expiration of

United States Securities and Exchange Commission
H. Christopher Owings
November 29, 2004
Page 2



          the one year distribution compliance period, will cause those shares to be unrestricted and available for sale, thereby creating a market price for the shares of our common stock, and providing us with the access to the capital markets that we desire



Sincerely,
EUROPA TRADE AGENCY LTD.
------------------------

/s/ Thomas Lamb

Thomas Lamb, President